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                             January 30, 2023

       Mohammed Kazi
       Principal Executive Officer
       Cyber Apps World
       9436 W. Lake Mead Blvd. Ste. 5-53
       Las Vegas, NV 89134-8340

                                                        Re: Cyber Apps World
                                                            Offering Statement
on Form 1-A POS
                                                            Filed January 26,
2023
                                                            File No. 024-12062

       Dear Mohammed Kazi:

                                                        This is to advise you
that we do not intend to review your offering statement.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

                                                        Please contact Nicholas
Nalbantian at 202-551-7470 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Trade & Services
       cc:                                              Rebecca Fuller